820-3120

05010218

DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782422, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: press.office@dsm.com

DSM

22E

SUPPL

27 July 2005

Significant sales growth in second quarter; strongly higher operating profit

- *Operating profit: EUR 217 million (up 43% from Q2 2004 and 15% from Q1 2005).*
- *Net profit from ordinary activities: EUR 147 million (up 28% from Q2 2004).*
- *DSM Bakery Ingredients sold.*
- *Interim dividend: EUR 0.58 per ordinary share.*
- *Proposal for 2-for-1 stock split.*
- *Outlook for:*
  - *Operating profit from ordinary activities: Q3 2005 considerably higher than Q3 2004.*
  - *Financial results from ordinary activities: full year 2005 substantially higher than 2004.*

second quarter			*in EUR million*	first half		
2005	2004	+/-		2005	2004	+/-
			Ongoing activities:			
2,033	**1,862**	**9%**	**Net sales**	**3,932**	**3,669**	**7%**
336	271	*24%*	Operating profit* from ordinary activities plus depreciation and amortization (EBITDA)	639	514	*24%*
213	**148**	***44%***	**Operating profit from ordinary activities (EBIT)**	**398**	**276**	***44%***
28	20	*40%*	- Life Science Products	50	41	*22%*
68	54	*26%*	DSM Nutritional Products	131	100	*31%*
77	44	*75%*	- Performance Materials	144	86	*67%*
54	30	*80%*	- Industrial Chemicals	97	54	*80%*
-14	0		- Other activities	-24	-5	
			DSM Bakery Ingredients:			
90	96		Net sales	175	191	
7	8		Operating profit plus depreciation and amortization (EBITDA)	14	15	
4	4		Operating profit from ordinary activities (EBIT)	7	7	
			DSM total:			
2,123	1,958	*8%*	Net sales	4,107	3,860	6%
217	152	43%	Operating profit (EBIT)	405	283	*43%*
147	**115**	***28%***	**Net profit from ordinary activities excluding exceptional items**	**278**	**212**	***31%***
-14	-		Net result from exceptional items	-14	-33	
133	**115**	***16%***	**Net profit**	**264**	**179**	***47%***
			Per ordinary share in EUR:			
1.51	1.15	*31%*	- net earnings from ordinary activities	2.83	2.10	*35%*
1.36	1.15	*18%*	- net earnings	2.68	1.75	*53%*
94.9	95.8	*-2%*	Average number of ordinary shares (x million)	95.4	95.8	*-0%*

* *In this report, 'operating profit' is understood to be operating profit from ordinary activities excluding exceptional items.*

Significant sales growth in second quarter; strongly higher operating profit

General

In the second quarter of 2005 DSM posted a total *Operating profit* of EUR 217 million, up 43% from the second quarter of 2004, due in particular to higher margins, lower costs and the contribution from DSM NeoResins (acquired in February 2005). The *Net profit from ordinary activities excluding exceptional items* was EUR 147 million, which is 28% more than in Q2 2004 (EUR 115 million). *Net profit* amounted to EUR 133 million, up 16% from Q2 2004 (EUR 115 million).

The activities of DSM Bakery Ingredients were sold to Gilde Investment Management with effect from 30 June. The remaining part of this business group, the Rymco joint venture in South Africa, is expected to be transferred to the joint venture partner in September.

Peter Elverding, Chairman of the Managing Board, gave the following comment: *"I am satisfied with DSM's profit for the second quarter, in which our business developed well. The strong performances in Nutritional Products, Performance Materials and Industrial Chemicals stand out, but the visible improvement in Life Science Products also contributed.*

"Across the board, we saw the positive effects of better margins and lower fixed costs, while sales volumes also increased compared with Q1 2005.

"For the year as a whole I expect our financial results from ordinary activities to be substantially higher than in 2004."

Net sales (ongoing activities)

second quarter		*in EUR million*	**first half**	
2005	2004		2005	2004
362	367	Life Science Products	692	736
483	487	DSM Nutritional Products	946	958
633	507	Performance Materials	1,197	979
435	386	Industrial Chemicals	844	750
120	115	Other activities	253	246
2,033	1,862	**Total**	3,932	3,669

At EUR 2.0 billion, sales from ongoing activities (that is, excluding DSM Bakery Ingredients) were up 9% from the second quarter of last year. Selling prices were on average 8% higher than in Q2 2004. Organic volume growth amounted to -1%. The acquisition of DSM NeoResins had an effect of +4%. Lower exchange rates against the euro, in particular for the US dollar, had an effect of -2%.

Compared with Q1 2005, organic volume growth amounted to 3%.

Operating profit (ongoing activities)
The operating profit from ongoing activities (that is, excluding DSM Bakery Ingredients) for the second quarter amounted to EUR 213 million, up 44% from the second quarter of 2004. All clusters performed markedly better than in the corresponding quarter of last year, mainly as a result of higher margins. The considerable increase in raw material prices could generally be compensated for with higher selling prices. Fixed costs decreased compared with the second quarter of 2004.

Business review

Life Science Products cluster

second quarter *		*in EUR million*	first half *	
2005	2004		2005	2004
375	387	Net sales including intra-group supplies	719	784
61	58	Operating profit plus depreciation and amortization	114	116
28	20	Operating profit	50	41

* Excluding DSM Bakery Ingredients

The cluster achieved a higher Q2 operating profit despite a slight decrease in sales. DSM Anti-Infectives' operating result clearly improved due to restructuring measures and stringent cost control, but was still slightly negative. DSM Food Specialties' profits increased as a result of higher sales volumes. DSM Pharmaceutical Products and DSM Fine Chemicals also saw their profits improve.

The improved result compared with Q1 2005 was also attributable to contributions from all business groups.

DSM Nutritional Products

second quarter		*in EUR million*	first half	
2005	2004		2005	2004
488	490	Net sales including intra-group supplies	956	961
101	87	Operating profit plus depreciation and amortization	193	162
68	54	Operating profit	131	100

Sales remained stable compared with Q2 2004. Sales were negatively influenced by the dollar exchange rate. In *Human Nutrition & Health*, prices and volumes were fairly stable. In *Animal Nutrition & Health*, volumes were clearly higher, at lower prices for a few more mature products. Volumes in *Personal Care* were higher due to a number of new product launches.

Operating profit was higher due to higher sales volumes, besides increased operational efficiency and the lower fixed costs resulting from the continued successful implementation of the VITAL project. The lower exchange rate for the US dollar and lower margins for some products had a depressing effect.

Operating profit increased compared with the first quarter of 2005 due to higher sales volumes in *Human Nutrition & Health* and *Animal Nutrition & Health*, which more than compensated for the seasonal decrease in *Personal Care*. Prices were stable on average.

Performance Materials cluster

second quarter		*in EUR million*	**first half**	
2005	2004		2005	2004
633	507	Net sales including intra-group supplies	1,201	984
102	66	Operating profit plus depreciation and amortization	195	128
77	44	Operating profit	144	86

Q2 sales and operating profit were considerably higher than in Q2 2004 due to higher selling prices, higher margins for all business groups, an improved product mix thanks to DSM Dyneema among others and the positive contribution from DSM NeoResins. The integration of DSM NeoResins into DSM Coating Resins is proceeding very well.

Compared with the first quarter of 2005, the resins and engineering plastics businesses saw their sales volumes increase.

Industrial Chemicals cluster

second quarter		*in EUR million*	**first half**	
2005	2004		2005	2004
484	426	Net sales including intra-group supplies	942	830
76	51	Operating profit plus depreciation and amortization	140	94
54	30	Operating profit	97	54

Sales and operating profit increased substantially in Q2 2005 because margins were higher despite a strong increase in raw material prices. The higher margins, at stable sales volumes, at DSM Fibre Intermediates and DSM Agro in particular were responsible for the improved results. DSM Melamine saw its profits deteriorate, and the situation in its markets is unsatisfactory.

All business groups in the cluster posted higher profits than in the first quarter of 2005. Sales volumes in this cluster were higher on average. DSM Fibre Intermediates recorded higher margins for acrylonitrile in particular. DSM Agro saw its operating profit increase strongly due to high fertilizer sales volumes.

Other activities

second quarter 2005	2004	*in EUR million*	first half 2005	2004
124	119	Net sales including intra-group supplies	259	253
-4	9	Operating profit plus depreciation and amortization	-3	14
-14	0	Operating profit	-24	-5

Operating profit was lower because of higher project costs and because the result posted by DSM's internal insurance company was lower than in the second quarter of 2004.

Net profit
Net profit increased from EUR 115 million in Q2 2004 to EUR 133 million in Q2 2005. Net earnings per ordinary share increased from EUR 1.15 in 2004 to EUR 1.36 in 2005.

Net finance costs in the second quarter of 2005 amounted to EUR 18 million, compared with EUR 12 million in 2004. The increase was due mainly to the acquisition of DSM NeoResins.

The *effective tax rate* was 27% (2004: 20%). The increase relative to 2004 was due to a decrease in the proportion of income elements taxed at a low rate.

The *Profit of associates* (previously referred to as *Profit from non-consolidated companies*) decreased from EUR 2 million in Q2 2004 to EUR 0 million in Q2 2005.

Net profit from ordinary activities increased by EUR 32 million to EUR 147 million due to the higher operating profit.

Exceptional items
The exceptional items (EUR -14 million net) relate to the book profit on the sale of the activities of DSM Bakery Ingredients (EUR 7 million net, excluding the book profit on the sale of Rymco, which has to be recognized in Q3 2005), a provision (EUR -16 million net) for the previously announced restructuring of the Linz site in Austria operated by DSM Fine Chemicals and DSM Pharmaceutical Products and interest payments in connection with a final tax assessment in the Netherlands for the years 1997 and 1998 (EUR -5 million net). The restructuring of the Linz site is aimed at achieving an improvement at operating profit level of EUR 35-40 million per annum compared with 2004, to be achieved by the end of 2007.

Cash flow, capital expenditure and financing

The cash flow from ordinary activities (net profit from ordinary activities plus depreciation) amounted to EUR 273 million in the second quarter of 2005, up 13% from Q2 2004. The increase was due mainly to the higher operating profit. Capital expenditure on intangible non-current assets and property, plant and equipment amounted to EUR 111 million (2004: EUR 82 million) and capital expenditure on acquisitions amounted to EUR 14 million (2004: zero). The increase in net debt to EUR 1,244 million in 2005 compared with year-end 2004 was due to the acquisition of NeoResins in February 2005, the payment of the final dividend for 2004, the increase in working capital, the repurchase of shares to service option rights granted to employees and the effect of a stronger dollar compared with year-end 2004.

At the beginning of the third quarter, DSM hedged part of its projected net cash flow in USD for the second half of 2005 by buying at-the-money call options at an exchange rate of USD 1.2006 per euro with an underlying value of USD 160 million. At the same time, for 2006 DSM has hedged USD 300 million through forward contracts at exchange rates between USD 1.21 and USD 1.23 per euro.

Balance sheet

DSM Bakery Ingredients was deconsolidated in the balance sheet with effect from 30 June, and the sale consideration has been accounted for under receivables. The payment by Gilde Investment Management was received on 1 July. In this quarterly report DSM NeoResins has been fully consolidated (in Q1 2005 it was still included under non-current financial assets).

Workforce

In the first half the workforce on balance decreased by 1,518, from 24,204 at year-end 2004 to 22,686 at the end of June 2005. Compared with the end of March 2005 the workforce decreased by 1,703 as a result of the sale of activities of DSM Bakery Ingredients (-1,258) and restructuring measures and attrition (-445), of which 173 at DSM Nutritional Products and 259 in the Life Science Products cluster.

Outlook

Prices, margins and volumes were at a good level in the second quarter. Economic prospects for the rest of the year appear to be solid for Asia and the USA in particular, while the European economy is expected to slow down somewhat, due in part to sluggish consumer spending. Trading conditions in most of our end markets currently seem to be stable, although the automotive sector and the coatings industry in particular are experiencing something of a slowdown. The development of raw material markets and the value of the US dollar continue to be volatile, due in part to geopolitical factors.

For the third quarter of 2005 DSM expects its operating profit from ordinary activities to be considerably above the Q3 2004 level.

For the year as a whole, the financial results from ordinary activities will be substantially above the level of 2004.

Interim dividend
It has been decided to pay out an interim dividend of EUR 0.58 per ordinary share for the year 2005 (2004: also EUR 0.58). This represents one third of the dividend paid out for 2004. The interim dividend is no indication of the total dividend for 2005. The interim dividend for 2005 will be paid out in cash on 11 August 2005.

Stock split
On 22 August DSM will convene an Extraordinary General Meeting of Shareholders to request approval for a proposal for a 2-for-1 stock split. The split will be effected as soon as possible after the meeting.

Heerlen (Netherlands), 27 July 2005

The Managing Board of Directors

Important dates:

Interim dividend 2005 made payable:	Thursday, 11 August 2005
Publication of third-quarter results:	Thursday, 27 October 2005
Annual Report 2005:	Thursday, 9 February 2006
Annual General Meeting:	Wednesday, 29 March 2006

For more information
DSM, Corporate Communications,
Tel. +31 (45) 5782421, fax +31 (45) 5740680
E-mail: media.relations@dsm.com

Investors
DSM, Investor Relations
Tel. +31 (45) 5782864, fax +31 (45) 5782595
E-mail: investor.relations@dsm.com

Internet: www.dsm.com

Consolidated statement of income for the second quarter

second quarter of 2005			*in EUR million*	second quarter of 2004		
ordinary activities	exceptional items	total		ordinary activities	exceptional items	total
2,123	-	2,123	net sales	1,958	-	1,958
343	-9	334	operating profit plus depreciation and amortization (EBITDA)	279	-	279
217	-15	202	operating profit (EBIT)	152	-	152
-18	-7	-25	net finance costs	-12	-	-12
199	-22	177	profit before taxation	140	-	140
-53	8	-45	tax	-28	-	-28
0	-	0	profit of associates	2	-	2
1	-	1	minority interests	1	-	1
147	-14	133	net profit	115	-	115
147	-14	133	net profit	115	-	115
-4	-	-4	dividend on cumulative preference shares	-5	-	-5
143	-14	129	net profit available to holders of ordinary shares	110	-	110
273	-8	265	cash flow	242		242
126	6	132	depreciation and amortization	127		127
		111	capital expenditure			82
		14	acquisitions			-
			per ordinary share in EUR*:			
1.51		1.36	- net earnings	1.15		1.15
2.83		2.75	- cash flow	2.47		2.47
		94.9	average number of ordinary shares (x million)			95.8
		94.9	number of ordinary shares, end of period (x million)			95.8
		22,686	workforce at end of period			25,086
		7,389	of which in the Netherlands			7,801

* After deduction of dividend on cumulative preference shares.

The financial information set out in this quarterly report has not been audited.

Consolidated statement of income for the first half

first half 2005			*in EUR million*	first half 2004		
ordinary activities	exceptional items	total		ordinary activities	exceptional items	total
4,107	-	4,107	net sales	3,860	-	3,860
653	-9	644	operating profit plus depreciation and amortization (EBITDA)	529	-50	479
405	-15	390	operating profit (EBIT)	283	-50	233
-30	-7	-37	net finance costs	-28	-	-28
375	-22	353	profit before taxation	255	-50	205
-101	8	-93	tax	-53	17	-36
1		1	profit of associates	4	-	4
3		3	minority interests	6	-	6
278	-14	264	net profit	212	-33	179
278	-14	264	net profit	212	-33	179
-8		-8	dividend on cumulative preference shares	-11	-	-11
270	-14	256	net profit available to holders of ordinary shares	201	-33	168
526	-8	518	cash flow	458		425
248	6	254	depreciation and amortization	246		246
		167	capital expenditure			148
		534	acquisitions			-
			per ordinary share in EUR*:			
2.83		2.68	- net earnings	2.10		1.75
5.43		5.35	- cash flow	4.67		4.32
		95.4	average number of ordinary shares (x million)			95.8
		94.9	number of ordinary shares, end of period (x million)			95.8
		22,686	workforce at end of period			**24,204
		7,389	of which in the Netherlands			**7,553

* After deduction of dividend on cumulative preference shares.
** At year-end 2004

The financial information set out in this quarterly report has not been audited.

Consolidated balance sheet

in EUR million		**30 June 2005**		*31 December 2004
non-current assets				
intangible assets	996		452	
property, plant and equipment	3,832		3,812	
financial derivatives	62		213	
other financial assets	136		133	
other non-current assets	782		718	
total		5,808		5,382
current assets				
inventories	1,544		1,348	
receivables	1,961		1,643	
financial derivatives	4		38	
current investments	122		4	
cash and cash equivalents	550		1,263	
total		4,181		4,296
total assets		9,989		9,624

in EUR million		**30 June 2005**		*31 December 2004
group equity and liabilities				
shareholders' equity	5,161		5,039	
minority interests	19		22	
total		5,180		5,061
provisions	1,053		1,020	
long-term borrowings	1,326		1,274	
long-term financial derivatives	34		32	
other non-current liabilities	62		64	
Total		2,475		2,390
short-term borrowings	595		527	
short-term financial derivatives	27		26	
current liabilities	1,712		1,620	
total		2,334		2,173
total liabilities		9,989		9,624
capital employed		6,621		5,635
group equity / total assets		0.52		0.53
net debt		1,244		341
net debt / group equity plus net debt		0.19		0.06

* The balance sheet as at year-end 2004 is the balance sheet adjusted for IFRS including financial instruments (IAS 32 and IAS 39). Compared with the annex to the annual report, part of the hedging instruments have been reclassified from current to non-current assets.

The financial information set out in this quarterly report has not been audited

DSM

Statement of cash flows

in EUR million	first half 2005		2004	
Cash and cash equivalents at beginning of period		1,267		1,215
Operational activities:				
- net profit plus depreciation and amortization	518		425	
- change in working capital	-349		27	
- other changes	-23		-48	
	---------		---------	
Cash flow from operational activities		146		404
Investing activities:				
- capital expenditure	-152		-154	
- acquisitions	-517		-	
- divestments	6		2	
- other changes	-7		0	
	---------		---------	
Net cash used in investing activities		-670		-152
Dividend		-123		-127
Net cash used in financing activities		70		-178
Effects of changes in consolidation and exchange differences		-18		4
		---------		---------
Cash and cash equivalents at end of period		672		1,166

Statement of changes in Shareholders' equity

in EUR million	first half 2005	2004
Shareholders' equity at beginning of period	5,039	5,094
Changes:		
- net profit	264	179
- dividend	-179	-182
- exchange differences	123	45
- repurchased shares	-148	-
- repurchased shares used in servicing option rights	64	-
- other	-2	4
	---------	---------
Shareholders' equity at end of period	5,161	5,140

The financial information set out in this quarterly report has not been audited.